AM 3/8/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019791

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49858

RECEIVED MAR 06 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: High Mark Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 S. Florida Ave. Fourth Floor
(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heath Lehman (866) 495-6771
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stapleton, Smith and Johnson, PA.
(Name — *if individual, state last, first, middle name*)

6600 34th Avenue North (Address) St Petersburg (City) FL (State) 33710 (Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heath A. Lehman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of High Mark Securities, Inc., as of December 31, 192001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

Signature

Vice Pesident, Chief Financial Officer
Title

Notary Public

Candace K Cornelius
My Commission CC903505
Expires January 19, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stapleton, Smith
&Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600 - 34th Avenue North
St. Petersburg, FL 33710-1515
Phone: 727/381/1699
Fax: 727/384/0723

The Shareholders
High Mark Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of High Mark Securities, Inc. as of December 31, 2001 and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Mark Securities, Inc. as of December 31, 2001, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stapleton, Smith & Johnson, P.A.

STAPLETON, SMITH & JOHNSON, P.A.

MEMBER
American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

High Mark Securities, Inc.
Balance Sheet
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 304,602
Commissions receivable	259,231
Deposit with Clearing House	10,000
Interest receivable - Clearing House	1,689
Prepaid expenses	13,178
Office equipment, at cost, less accumulated depreciation of $2,363	19,355
Deferred tax benefit	56,498
Total assets	$ 664,553

Liabilities & Stockholders' Equity

Liabilities:	
Accounts payable	$ 17,623
Commissions payable	180,591
Advance commissions	262,653
	460,867
Subordinated debt	0
Stockholders' Equity:	
Common stock (1,000 shares authorized, 200 shares issued and outstanding, $1 par value)	200
Paid-in capital	392,547
Retained earnings (deficit)	(189,061)
Total stockholders' equity	203,686
Total liabilities & stockholders' equity	$ 664,553

The accompanying notes are an integral part of this financial statement.

High Mark Securities, Inc.
Statement of Income (Loss)
For the year ended December 31, 2001

Revenue	$3,769,496
Expenses:	
Commissions	1,864,171
Marketing	1,115,020
Salaries	487,347
Contractors and professionals	134,703
Licenses and fees	67,747
Payroll taxes and expenses	48,649
Medical insurance	33,946
Office rent	29,094
Training	28,856
Office	57,138
Travel	15,928
Postage	9,798
Insurance	9,504
Telephone and utilities	7,412
Depreciation	2,391
Other administrative expenses	26,957
Total expenses	3,938,661
Loss from operations	(169,165)
Other income:	
Income tax benefit	59,498
Interest	829
Net loss	$(108,838)

The accompanying notes are an integral part of this financial statement.

High Mark Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Cash received from clients	$ 3,776,580
Interest received	829
Cash paid to suppliers and employees	(3,750,397)
Net cash provided by operating activities	27,012
Cash flows from investing activities:	
Purchase of assets	(21,717)
Net cash used by investing activities	(21,717)
Cash flows from financing activities:	
Additional paid in capital	312,665
Distribution to stockholders	(30,197)
Net cash provided by financing activities	282,468
Net increase in cash and cash equivalents	287,763
Cash and cash equivalents, January 1, 2001	16,839
Cash and cash equivalents, December 31, 2001	$ 304,602
Reconciliation of net income to net cash provided by operating activities:	
Net loss	$(108,838)
Depreciation	2,391
Loss on sale of fixed assets	422
Increase in receivables	(258,569)
Increase in interest receivables	(341)
Increase in prepaids	(12,422)
Increase deferred tax benefit	(56,498)
Increase accounts payable	17,623
Increase commissions payable	180,591
Increase advance commissions	262,653
Net cash provided by operating activities	$ 27,012

The accompanying notes are an integral part of this financial statement.

HIGH MARK SECURITIES, INC.
Statement of Change in Stockholders' Equity
For the year ended December 31, 2001

	Capital Stock Common Stock Shares	Capital Stock Common Stock Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balances at January 1, 2001	200	$ 200	$ 79,882	$ (50,026)	$ 30,056
Net income(loss)		0	0	(108,838)	(108,838)
Distribution to stockholders		0	0	(30,197)	(30,197)
Additional paid in capital			312,665	0	312,665
Balance at December 31, 2001	200	$ 200	$392,547	$(189,061)	$203,686

The accompanying notes are an integral part of this financial statement.

HIGH MARK SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

NOTE-1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

In 1998 the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers, Inc. The Company is a Florida corporation that is a wholly-owned subsidiary of High Mark Associates, Inc. (Parent). During the year ended 2001 the Company changed its corporate name from Kernan and Company, Inc. to High Mark Securities, Inc. and moved the company's operations to Lakeland, Florida.

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer under SEC Rule 15c3-1(a)(2)(vi), "Other Brokers or Dealers." The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for customers. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Income Taxes

The Company had elected to be taxed under the provisions of sub chapter S of the Internal Revenue Code. This election relieves the Company of Federal Income taxes as corporate income or loss is reported on the shareholders' personal tax return. Under certain circumstances, an "S" corporation may be liable for some taxes on a limited basis. In January of 2001 all the outstanding shares of the Company's stock were purchased by a disqualifying entity for S-Corporation status. The S-Corporation status was automatically terminated at that time and any activity after that date will be included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Plant Assets

Plant assets are carried at cost. Asset lives range from five to seven years and are predominantly five years. Depreciation is computed by using accelerated methods for both financial and income tax purposes. Depreciation expense for the year ended December 31, 2001 was $2,391.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE-1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur and on issuance date for annuity products.

Advance Commissions

The Company has entered into an advance commission arrangement with various organizations. The organizations have agreed to advance commissions on annuity products upon receipt of the application. The Company treats these advance commission payments as a liability in the liability section of the statement of financial condition under the caption "Advance Commissions". At the time of issuance of the annuity contract the Company recognizes the commissions as income.

NOTE-2 LEASE AGREEMENT

The Company has an obligation under a month to month lease for office space. The monthly rent of $2,500 is paid to a corporation owned by a related entity. Total rent paid for the year 2001 totals $29,094.

NOTE-3 NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $112,966, which was $82,242 in excess of its required net capital of $30,724. The Company's net capital ratio was 4.08 to 1.

NOTE-4 CONCENTRATIONS OF RISK

The Company maintains cash balances at several financial institutions located in Florida. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances total $131,271.

NOTE-5 STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has not presented a statement of changes in liabilities subordinated to claims of general creditors as no subordinated liabilities existed at any time during the year ended December 31, 2001.

NOTE-6 RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Deposit with clearing firm	$ 10,000	$ 0
Interest receivable-Clearing House	1,689	0
Commissions receivable/payable	259,231	180,591
Advance commissions receivable/payable	0	262,653
Total	$ 270,920	$ 443,244

NOTE-7 INCOME TAXES

Operating Loss Carryforwards

The Company has a loss carryforward totaling $163,984, from current year operations, that may be offset against future taxable income. If not used, the carryforward will expire in 20 years.

Deferred Taxes

The net deferred tax benefit in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$ 0
Deferred tax asset	56,498
Net deferred tax benefit	$ 56,498

The deferred tax asset results from the current year net operating loss which will be carried forward to offset future taxable income.

The components of income tax expense (benefit) are as follows:

Current	$ 0
Deferred	(56,498)
Income tax deferred	$(56,498)

NOTE-8 OPERATING, MARKETING AND ADMINISTRATIVE EXPENSES

Related Parties

The Company receives a number of management services from High Mark Insurance & Financial Services of Polk County, Inc. Charges for these services were $1,146,117 in 2001. High Mark Insurance & Financial Services of Polk County, Inc. and the Company have common stockholders.

NOTE-9 COMMITMENTS AND CONTINGENCIES

As part of the NASD approval process the Company was required to enter into a "Parent Affiliate Expense Agreement", under which the Parent agrees to pay various shared expenses of the Company until such time as the Company is profitable and can sustain operations and required net capital minimums. Upon reaching sufficient income stability and profitability the Company will be responsible on an ongoing basis for these recurring expenses. Until such time as income sufficiency and sustainability of the Company is assured, the Company will not reimburse the Parent. There is no accounting recognition of these costs in the financial statements, except for this disclosure of the agreement.

SUPPLEMENTAL SCHEDULE

HIGH MARK SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of
Securities and Exchange Commission - Schedule I
as of December 31, 2001

Net Capital:	
Total stockholders' equity	$ 203,686
Less:	
Net plant assets	19,355
Prepaid expenses	13,178
Deferred tax benefit	56,498
Interest receivable	1,689
Net capital	$ 112,966
Aggregate indebtedness:	
Commission payable representative	$ 180,591
Advance commissions	262,653
Account payable	17,623
Total aggregate indebtedness	$ 460,867
Computation of basic net capital requirement, minimum net capital required:	
Company requirement	$ 30,724
Excess net capital at 1500 percent	$ 82,242
Excess net capital at 1000 percent	$ 66,879
Ratio: Aggregate indebtedness to net capital	4.08 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 124,690
Allowable assets erroneously reported as non-allowable:	
Other assets petty cash	1,000
Company and Auditor adjustments after Focus reporting:	
Increase in cash	94
Decrease in commission receivable	(10,779)
Increase in accounts payable	(9,177)
Decrease in commissions payable	15,210
Increase in commission advances	(8,072)
Net capital per above	$ 112,966

The accompanying notes are an integral part of these financial statements.

Stapleton, Smith
&Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600 · 34th Avenue North
St. Petersburg, FL 33710-1515
Phone: 727/381/1699
Fax: 727/384/0723

Board of Directors
High Mark Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of High Mark Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by managements are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Stapleton, Smith
& Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600 · 34th Avenue North

St. Petersburg, FL 33710-1515

Phone: 727/381/1699

Fax: 727/384/0723

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structures that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stapleton, Smith & Johnson, P. A.

Stapleton, Smith & Johnson, P. A.
St. Petersburg, Florida
February 7, 2002

Stapleton, Smith
& Johnson, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6600-34th Avenue North
St. Petersburg, FL 33710
Phone: 727.381.1699
Fax: 727.384.0723

High Mark Securities, Inc.
Financial Statements
December 31, 2001